                                                Filed pursuant to Rule 424(b)(1)
                                                Registration No. 333-39265


                                3,749,537 SHARES

                                      LOGO

                             CORE LABORATORIES N.V.

                                 COMMON SHARES
                               ------------------
     Of the 3,749,537 Common Shares, par value NLG 0.03 per share (the "Common Shares"), offered hereby (the "Offering"), 1,400,000 shares are being offered by Core Laboratories N.V., a Netherlands corporation ("Core Laboratories" or the "Company"), and 2,349,537 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders" and "Underwriting."

     The Common Shares are quoted on the Nasdaq Stock Market under the symbol "CRLBF." On November 20, 1997, the last reported sale price of the Common Shares on the Nasdaq Stock Market was $37.375 per share. See "Price Range of Common Shares."

                               ------------------
   SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS
    THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON SHARES.

                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=======================================================================================================================
                                               PRICE           UNDERWRITING
                                                TO             DISCOUNTS AND        PROCEEDS TO     PROCEEDS TO SELLING
                                              PUBLIC            COMMISSIONS         COMPANY(1)        SHAREHOLDERS(2)
-----------------------------------------------------------------------------------------------------------------------
Per Share..............................       $36.00               $1.62              $34.38              $34.38
-----------------------------------------------------------------------------------------------------------------------
Total(3)...............................    $134,983,332         $6,074,250          $48,132,000         $80,777,082
=======================================================================================================================

(1) Before deducting expenses payable by the Company estimated at $960,000.

(2) Before deducting expenses payable by one of the Selling Shareholders estimated at $5,000.

(3) The Company and one of the Selling Shareholders have granted to the Underwriters an option exercisable within 30 days after the date of this Prospectus to purchase up to an additional 224,972 Common Shares from the Company and 337,459 Common Shares from such Selling Shareholder on the same terms as set forth above, at the Price to Public, less the Underwriting Discounts and Commissions, solely for the purpose of covering over-allotments, if any. If such option were exercised in full, the total Price to Public, total Underwriting Discounts and Commissions, total Proceeds to Company and total Proceeds to Selling Shareholders would be $155,230,848, $6,985,388, $55,866,537 and $92,378,923, respectively. See
    "Underwriting."

                               ------------------
     The Common Shares are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the Common Shares will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about November 26, 1997.

BT ALEX. BROWN
             CREDIT SUISSE FIRST BOSTON
                           BEAR, STEARNS & CO. INC.
                                       MORGAN KEEGAN & COMPANY, INC.

               THE DATE OF THIS PROSPECTUS IS NOVEMBER 20, 1997.

                                   [ARTWORK]

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than statements of historical facts included or incorporated by reference in this Prospectus, including, without limitation, statements regarding the Company's financial position, business strategy, budgets, and plans and objectives of management for future operations are forward-looking statements. In addition, the words "anticipate," "estimate," "expect," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed under "Risk Factors" and elsewhere in this Prospectus and the documents incorporated by reference herein. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the Cautionary Statements.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE THE COMMON SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus or incorporated by reference herein and by the consolidated financial statements, including the notes thereto, incorporated by reference in this Prospectus. Unless otherwise indicated, (i) the information in this Prospectus assumes the Underwriters' over-allotment option with respect to the sale of the Common Shares will not be exercised and (ii) no share or per share information in this Prospectus has been adjusted to give effect to the two-for-one split of the Common Shares which is payable on December 19, 1997 to shareholders of record as of the close of business on December 1, 1997. References to "Core Laboratories" or the "Company" in this Prospectus include Core Laboratories N.V. and, unless the context otherwise requires, its subsidiaries.

                                  THE COMPANY

GENERAL

     The Company is one of the leading providers of petroleum reservoir description data and production management services for maximizing hydrocarbon recovery from new and existing fields. The Company's customers include major, independent, national and international oil and gas producers. The Company is the world's largest provider of petroleum reservoir rock and fluids analyses and multidisciplinary reservoir description studies. The Company is also a leading provider of field services evaluating the efficiencies of well completions and the effectiveness of enhanced oil recovery projects. In addition, the Company manufactures and sells petroleum reservoir rock and fluid analysis instrumentation and other integrated systems. The Company also provides analytical and field services to characterize properties of crude oil and petroleum products to the oil industry.

     The business of the Company was established in 1936 and was operated as a division of Western Atlas International, Inc. ("WAII") from 1987 to 1994. In 1994, the Company's initial shareholders, including 14 members of management, purchased the business and substantially all of the assets of the Company from WAII because of their belief in the potential opportunities for expansion of the Core Laboratories business. The Company is incorporated under the laws of The Netherlands, and its principal executive offices are located at Herengracht 424, 1017 BZ Amsterdam, The Netherlands, and its telephone number is (31-20) 624-3699.

BUSINESS STRATEGY

     The Company's business strategy is to continue the expansion of its operations through (i) continued development of proprietary hydrocarbon production enhancement technologies, services and products through client-driven research and development, (ii) expanded technology services and product lines offered throughout the Company's global infrastructure, and (iii) acquisition of complementary businesses that add key technologies or market presence and enhance existing products and services.

  Client-Driven Research and Development

     The Company's research and development strategy is designed to maintain and enhance its market leadership position in its principal businesses by emphasizing the development of technology, services and products to meet the needs of its customers who are continually seeking to lower their costs of finding, developing, producing and refining hydrocarbons. The Company's strategy reflects the trend towards increased utilization of advanced technologies to enhance the efficiency of development drilling, reduce the costs associated with production of known reserves, maximize the efficiency of secondary and tertiary recovery techniques and reduce finding and development costs for new reserves. While the aggregate number of wells being drilled per year has remained relatively constant in recent years, oil and gas producers have increased expenditures on high-technology services, including advanced reservoir rock and fluids analyses, that assist in the development of more complete and comprehensive analyses of reservoir characteristics and hydrocarbon fluids. The Company will continue to concentrate its efforts on technologies that enhance development and production efficiencies, as opposed to those related to the more volatile exploration sector of the oil and gas industry.

  International Expansion of Services and Products

     Another component of the Company's business strategy is to broaden the spectrum of services and products offered to its clients internationally. This goal is expected to be accomplished through the integration of the services and products acquired by the Company through the transactions described below into many of the Company's over 70 offices located in more than 50 different countries. Management believes this integration will expand the related markets served by ProTechnics, Scott Pickford, Saybolt (each as defined herein) and other businesses acquired in the future.

  Acquisitions

     The Company continually reviews potential acquisition possibilities in existing or related business areas to add key technologies, enhance market presence or complement existing businesses. The recent acquisitions of ProTechnics, Scott Pickford and Saybolt and the anticipated acquisition of Stim-Lab reflect the Company's desire to broaden the services offered to its clients.

     ProTechnics Merger. On December 31, 1996, the Company issued approximately
1.1 million Common Shares in exchange for substantially all of the outstanding capital stock of ProTechnics Company. ProTechnics Company and its subsidiaries ("ProTechnics"), headquartered in Houston, Texas, is one of the leading providers of services that measure the effectiveness of well stimulations and completions utilizing its proprietary ZeroWash(R) and SpectraScan(R) technologies. ProTechnics, supported by measured petrophysical and fluid data sets generated by Core Laboratories, is also the leader in determining the efficiencies of enhanced recovery projects through field tracer surveys.

     Scott Pickford Acquisition. On March 1, 1997, the Company acquired control of a majority of the outstanding shares of Scott Pickford plc and its subsidiaries ("Scott Pickford"). The Company has since acquired the remaining shares; the total consideration paid for Scott Pickford was approximately $15.1 million. Scott Pickford provides petroleum reservoir management, geoscience, geophysical and engineering services to its customers by utilizing petrophysical and phase behavior data sets measured by Core Laboratories and ProTechnics. Scott Pickford specializes in large field studies and equity determinations primarily in the North Sea.

     Saybolt Acquisition. On May 12, 1997, the Company consummated the acquisition of all the outstanding shares of Saybolt International B.V., a privately held Netherlands company, for $67 million in cash and the assumption of $5 million of net debt. Saybolt International B.V. and its subsidiaries ("Saybolt") operates in over 50 countries and provides analytical and field services to characterize properties of crude oil and petroleum products for the oil industry. These services complement phase behavior data sets measured on reservoir fluids by Core Laboratories. Saybolt has an existing presence in the Commonwealth of Independent States which provides the operating experience and base from which Core Laboratories can offer reservoir description and production management services.

  Impact of Business Strategy

     The Company believes that the implementation of these strategies has already contributed to the significant increase in income before interest expense, income tax and extraordinary item to $17.7 million for the nine months ended September 30, 1997, from $9.4 million for the nine months ended September 30, 1996, and $7.4 million for the nine months ended September 30, 1995.

RECENT DEVELOPMENTS

  Pending Stim-Lab Merger

     On October 22, 1997, the Company signed a letter of intent to acquire the outstanding shares of Stim-Lab, Inc., a privately-held Duncan, Oklahoma oilfield services company ("Stim-Lab") in exchange for approximately 230,000 Common Shares. Stim-Lab, with additional offices in Houston, Texas and Edinburgh, Scotland, is a leading provider of analytical and field services used to maximize the efficiencies and effectiveness of petroleum reservoir stimulations. Currently, Stim-Lab heads four industry consortia which evaluate fracture proppants, gels, acid stimulations and horizontal well completions. Both Core Laboratories and ProTechnics utilize results from these consortia to better design well completion and stimulation programs.

  Two-for-One Stock Split

     On October 22, 1997, the Company announced a two-for-one split of the outstanding Common Shares, payable on December 19, 1997 to shareholders of record as of the close of business on December 1, 1997.

                                  THE OFFERING

Common Shares offered:
  By the Company....................      1,400,000
  By the Selling Shareholders.......      2,349,537

Common Shares to be outstanding
after the Offering(1)...............     12,022,612

Use of proceeds.....................     Repayment of a portion of the debt
                                         outstanding under the Credit Facility,
                                         including debt associated with the
                                         acquisitions of Saybolt and Scott
                                         Pickford. See "Use of Proceeds."

Nasdaq Stock Market symbol..........     CRLBF

---------------

(1) Based upon shares outstanding as of September 30, 1997, and does not include 650,000 Common Shares reserved, as of September 30, 1997, for the exercise of outstanding options granted pursuant to the Company's stock option plans.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                     (in thousands, except per share data)

     The following table presents certain consolidated financial data for the Company for the periods indicated. The following information should be read together with the consolidated financial statements of the Company, including the notes thereto, incorporated by reference in this Prospectus. Results for any interim period are not necessarily indicative of results for a full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                      NINE MONTHS ENDED           YEAR ENDED
                                                        SEPTEMBER 30,            DECEMBER 31,
                                                  -------------------------   ------------------
                                                    1997(1)       1996(2)     1996(2)    1995(2)
                                                  -----------   -----------   --------   -------
                                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
SERVICES AND SALES..............................   $142,887       $76,883     $105,368   $87,593
OPERATING EXPENSES:
  Costs of services and sales...................    113,865        61,787       84,643    71,786
  General and administrative expenses...........      4,359         2,717        3,559     2,719
  Depreciation and amortization.................      7,170         3,340        4,600     3,262
  Transaction costs associated with merger(3)...         --            --          355        --
  Other income, net.............................       (169)         (406)        (603)     (130)
                                                   --------       -------     --------   -------
          Total operating expenses..............    125,225        67,438       92,554    77,637
  Income before interest expense, income tax and
     extraordinary item.........................     17,662         9,445       12,814     9,956
INTEREST EXPENSE................................      4,132         1,104        1,418     3,000
                                                   --------       -------     --------   -------
  Income before income tax and extraordinary
     item.......................................     13,530         8,341       11,396     6,956
INCOME TAX EXPENSE..............................      4,059         2,720        3,719     2,174
                                                   --------       -------     --------   -------
  Income before extraordinary item..............      9,471         5,621        7,677     4,782
EXTRAORDINARY ITEM(4)...........................         --            --           --      (911)
                                                   --------       -------     --------   -------
NET INCOME......................................      9,471         5,621        7,677     3,871
LESS -- Net income applicable to preferred loan
  stock.........................................         --            --           --      (334)
                                                   --------       -------     --------   -------
NET INCOME APPLICABLE TO COMMON SHARES..........   $  9,471       $ 5,621     $  7,677   $ 3,537
                                                   ========       =======     ========   =======
PER SHARE DATA:
  Income before extraordinary item..............   $   0.87       $  0.53     $   0.72   $  0.52
  Extraordinary item............................         --            --           --     (0.11)
                                                   --------       -------     --------   -------
  Net income....................................   $   0.87       $  0.53     $   0.72   $  0.41
                                                   ========       =======     ========   =======
WEIGHTED AVERAGE SHARES OUTSTANDING.............     10,884        10,667       10,691     8,594
                                                   ========       =======     ========   =======
BALANCE SHEET DATA(5):
Working capital.................................   $ 38,015       $24,652     $ 25,205   $24,459
Total assets....................................    227,669        74,168       79,691    71,379
Long-term debt, including current maturities....    112,840        17,391       16,024    16,269
Shareholders' equity............................     57,067        45,271       47,411    39,665

---------------

(1) Includes the operations of Scott Pickford beginning on March 1, 1997 and Saybolt beginning on May 1, 1997, the acquisitions of which were accounted for as purchases.

(2) Historical results have been restated to reflect the operations of ProTechnics, the acquisition of which on December 31, 1996 was accounted for as a pooling-of-interests.

(3) Transaction costs associated with the merger of ProTechnics.

(4) Extraordinary loss due to write-off of deferred debt costs and prepayment penalties related to retirement of debt using proceeds from the initial public offering.

(5) At end of period.

                                  RISK FACTORS

     Prospective purchasers of the Common Shares offered hereby should carefully consider the following risk factors in addition to the other information presented or incorporated by reference in this Prospectus.

RELIANCE ON THE OIL AND GAS INDUSTRY

     The Company's business and operations are substantially dependent upon the condition of the global oil and gas industry. The oil and gas industry is highly cyclical and has been subject to significant economic downturns at various times as a result of numerous factors affecting the supply of and demand for oil and natural gas, including the level of drilling activity, worldwide economic conditions, interest rates and the cost of capital, environmental regulation, tax policies, political requirements of national governments, coordination by the Organization of Petroleum Exporting Countries (OPEC), the cost of producing oil and natural gas, and technological advances. There can be no assurance that any future downturns in the oil and gas industry, or in the oilfield reservoir rock and fluids analyses business, will not be severe or that any such downturn will not have a material adverse effect on the Company's financial condition or results of operations. See "Business."

RELIANCE ON NEW PRODUCT DEVELOPMENT AND POSSIBLE TECHNOLOGICAL OBSOLESCENCE

     The market for the Company's products and services is characterized by changing technology. As a result, the Company's success is dependent upon its ability to develop new products and services on a cost-effective basis and to introduce them into the marketplace in a timely manner. The Company intends to continue committing substantial financial resources and effort to the development of new products and services. There can be no assurance that the Company will successfully differentiate itself from its competitors, that the market will consider the Company's proposed products and services to be superior to its competitors' products and services or that the Company will be able to adapt to evolving markets and technologies, develop new products, or achieve and maintain technological advantages. See "Business -- Operations."

RELIANCE ON PATENTS, PROPRIETARY TECHNOLOGIES AND LICENSES

     The Company's success depends in part on its ability to obtain patents, licenses and other intellectual property rights covering its products and services. To that end, the Company has obtained certain patents and intends to continue to seek patents on its inventions and services. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or, if patents are issued, that they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Litigation, which could demand financial and management resources, may be necessary to enforce patents or other intellectual property rights of the Company. Also, there can be no assurance that the Company can obtain licenses or other rights to necessary intellectual property on acceptable terms. See "Business -- Patents and Trademarks."

DEPENDENCE ON INTERNATIONAL OPERATIONS

     The Company operates facilities in over 50 countries. Non-U.S. operations accounted for approximately 55% of the Company's revenues during the nine months ended September 30, 1997. The Company's business is subject to various risks beyond its control, such as instability of foreign economies and governments, currency fluctuations, potential income tax liabilities in multiple jurisdictions and changes in laws and policies affecting trade and investment. Any of such factors might cause facilities in some countries to become unprofitable, possibly resulting in the closing of such facilities. The Company attempts to limit its exposure to foreign currency fluctuations by limiting the amount by which its foreign contracts are denominated in a currency other than U.S.

dollars to an amount generally equal to expenses expected to be incurred in such foreign currency. The Company has not historically engaged in and does not currently intend to engage in any significant hedging or currency trading transactions designed to compensate for adverse currency fluctuations.

RISKS OF ACQUISITION STRATEGY

     As a key component of its business strategy, the Company has pursued and intends to continue to pursue acquisitions of complementary assets and businesses. Certain risks are inherent in any acquisition strategy, such as increasing leverage and debt service requirements and combining disparate company cultures and facilities, which could adversely affect the Company's operating results. The success of any completed acquisition will depend in part on the Company's ability to integrate effectively the acquired business into the Company. The process of integrating such acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management's attention and the Company's financial and other resources. Possible future acquisitions may be for purchase prices significantly higher than those paid for recent and pending acquisitions. No assurance can be given that the Company will be able to continue to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. The Company's failure to achieve consolidation savings, to incorporate the acquired businesses and assets into its existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Business Strategy -- Acquisitions."

ENVIRONMENTAL REGULATION

     The Company is subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemicals and gases used in its analytical and manufacturing processes. Environmental claims or the failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against the Company or the suspension or cessation of operations. New regulations could require the Company to acquire costly equipment or to incur other significant expenses. Any failure by the Company to control the use of, or adequately restrict the discharge of, hazardous substances could subject it to future material liabilities. In addition, public interest in the protection of the environment has increased dramatically in recent years and the Company anticipates that the trend of more expansive and stricter environmental laws and regulations will continue, the occurrence of which may result in increased capital expenditures or operating expenses by the Company.

COMPETITION

     The businesses in which the Company operates are highly competitive. Several of the Company's competitors are divisions or subsidiaries of companies that are substantially larger and have greater financial and other resources than the Company. See "Business -- Competition."

UNCERTAINTY IN SERVICE OF PROCESS AND ENFORCING UNITED STATES JUDGMENTS AGAINST
  NETHERLANDS CORPORATIONS, DIRECTORS AND OTHERS

     The Company is a Netherlands company and a substantial portion of the Company's assets are located outside the United States. In addition, members of the Supervisory Board of the Company and certain Selling Shareholders named herein are residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons or the Company judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. Because there is no treaty between the United States and The Netherlands providing for the reciprocal recognition and enforcement of judgments, United States judgments are not automatically enforceable in The Netherlands. However, a final judgment of the payment of money obtained in a United States court and not rendered by default, which is not subject to appeal or any other means of contestation and is enforceable in the United States, would in principle be upheld and be regarded by a Netherlands court of competent jurisdiction as conclusive evidence when asked to render a judgment in accordance with such final judgment by a United States court, without substantive re-examination or relitigation on the merits of the subject matter thereof, provided that such judgment has been rendered by a court of competent jurisdiction, in accordance with rules of proper procedure, that it has not been rendered in proceedings of a penal or revenue nature and that its content and possible enforcement are not contrary to public policy or public order of The Netherlands. Notwithstanding the foregoing, there can be no assurance that United States investors will be able to enforce against the Company, or members of the Supervisory Board, certain Selling Shareholders, or certain experts named herein who are residents of The Netherlands or countries other than the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Netherlands court would impose civil liability on the Company or on the members of the Supervisory Board in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands against the Company or such members.

POSSIBLE ANTITAKEOVER EFFECTS

     The Company's Amended and Restated Articles of Association and the applicable law of The Netherlands contain provisions that may be deemed to have anti-takeover effects. Among other things, these provisions establish the authority of the Company's Supervisory Board to designate certain rights (including conversion rights) applicable to preference shares, par value NLG
0.03 per share, of the Company ("Preference Shares") and to approve the issuance of Preference Shares upon a fractional payment of the aggregate par value thereof (with the balance of the aggregate par value to be paid by the holder only after it is called in by the Company). In addition, the Company's Supervisory Board is classified into three classes, with the directors of each class having staggered three-year terms. Such provisions may delay, defer or prevent a takeover attempt that a shareholder might consider in the shareholder's best interest. See "Description of Share Capital -- Preference Shares" and "Management."

NO ANTICIPATED DIVIDENDS ON COMMON SHARES

     The Company's Supervisory Board does not presently anticipate authorizing the payment of dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be approximately $47,172,000 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use all of such net proceeds to repay a portion of its indebtedness under its bank credit facility (the "Credit Facility"). See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company will not receive any proceeds from the sale of the Common Shares by the Selling Shareholders. See "Underwriting."

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company at September 30, 1997 and as adjusted to give effect to (i) the sale by the Company of the 1,400,000 Common Shares offered hereby, and (ii) the application of the estimated net proceeds to the Company therefrom as described under "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, incorporated by reference in this Prospectus.

                                                                SEPTEMBER 30, 1997
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (DOLLARS IN THOUSANDS)
Total short-term debt and current portion of long-term
  debt......................................................  $  1,698    $  1,698
                                                              ========    ========
Long-term debt, less current portion:
  Borrowings under Credit Facility..........................  $107,000    $ 59,828
  Other long-term debt......................................     4,494       4,494
                                                              --------    --------
          Total long-term debt..............................   111,494      64,322
                                                              --------    --------
Shareholders' equity:
  Preference Shares, NLG 0.03 par value; 3,000,000 shares
     authorized; no shares issued and outstanding...........        --          --
  Common Shares, NLG 0.03 par value; 30,000,000 shares
     authorized; 10,622,612 shares issued and outstanding at
     stated value (actual); 12,022,612 shares issued and
     outstanding at stated value (as adjusted)..............       186         207
  Additional paid-in capital................................    35,685      82,836
  Retained earnings.........................................    21,196      21,196
                                                              --------    --------
          Total shareholders' equity........................    57,067     104,239
                                                              --------    --------
          Total capitalization..............................  $170,259    $170,259
                                                              ========    ========

     The Credit Facility provides for (i) a term loan of $55 million, (ii) a term loan denominated in British pounds having a U.S. dollar equivalency of $15 million, (iii) a committed revolving debt facility of $50 million, and (iv) a Netherlands guilder denominated revolving debt facility with U.S. dollar equivalency of $5 million. Loans under the Credit Facility will generally bear interest from LIBOR plus 0.75% to a maximum of LIBOR plus 1.75%. The term loans require quarterly principal payments beginning March 31, 1999, with the final principal payment due June 30, 2002. The revolving debt facilities require interest payments only, until maturity on June 30, 2002. The indebtedness incurred under the Credit Facility was used to finance the acquisitions of Saybolt and Scott Pickford, as well as to refinance a previous credit facility.

                          PRICE RANGE OF COMMON SHARES

     The Company's Common Shares have been trading on the Nasdaq Stock Market under the symbol "CRLBF" since the Company's initial public offering in September 1995. The following table sets forth the high and low sales prices per share of the Common Shares as reported on the Nasdaq Stock Market for the periods indicated.

                                                                 HIGH        LOW
                                                                -------    -------
Year ended December 31, 1995:
  Third Quarter (from initial public offering date of
     September 21 to September 30, 1995)....................    $13.750    $11.375
  Fourth Quarter............................................     12.750      9.500
Year ended December 31, 1996:
  First Quarter.............................................    $13.000    $ 9.750
  Second Quarter............................................     16.000     11.750
  Third Quarter.............................................     16.500     13.625
  Fourth Quarter............................................     17.250     15.250
Year ending December 31, 1997:
  First Quarter.............................................    $22.000    $16.750
  Second Quarter............................................     26.125     16.375
  Third Quarter.............................................     36.875     24.000
  Fourth Quarter (through November 20, 1997)................     45.750     35.000

     On November 20, 1997, the closing sale price of the Common Shares as reported on the Nasdaq Stock Market was $37.375 per share.

                                DIVIDEND POLICY

     The Company has never paid dividends on its Common Shares and currently has no plans to pay dividends on the Common Shares. The Company expects that it will retain all available earnings generated by its operations for the development and growth of its business. Any future determination as to the payment of dividends will be made in the discretion of the Company's Supervisory Board and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Supervisory Board deems relevant. Because the Company is a holding company that conducts substantially all of its operations through subsidiaries, the ability of the Company to pay cash dividends on the Common Shares is dependent upon the ability of its subsidiaries to pay cash dividends or otherwise distribute or advance funds to the Company and on the terms and conditions of its existing and future credit arrangements as may exist from time to time. In addition, under the terms of the Credit Facility, the Company is prohibited from paying cash dividends on the Common Shares without the prior written consent of the lenders thereunder. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

     The following table sets forth selected consolidated financial data for the periods indicated. The selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, incorporated by reference herein. The selected consolidated financial data for the years ended December 31, 1996 and 1995 have been derived from the consolidated financial statements of the Company which are incorporated herein by reference. The selected consolidated financial data for the nine months ended September 30, 1997 and 1996 have been derived from the unaudited interim financial statements of the Company, which, in the opinion of management, include all adjustments (which consist of only normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations of the Company for those periods. Results for any interim period are not necessarily indicative of the results for a full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                              NINE MONTHS ENDED        YEAR ENDED
                                                                SEPTEMBER 30,         DECEMBER 31,
                                                              ------------------   ------------------
                                                              1997(1)    1996(2)   1996(2)    1995(2)
                                                              --------   -------   --------   -------
                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
REVENUES:
  Services..................................................  $122,286   $58,728   $ 80,503   $62,478
  Sales.....................................................    20,601    18,155     24,865    25,115
                                                              --------   -------   --------   -------
         Total revenues.....................................   142,887    76,883    105,368    87,593
OPERATING EXPENSES:
  Costs of services.........................................    95,166    46,920     64,853    51,018
  Costs of sales............................................    18,699    14,867     19,790    20,768
  General and administrative expenses.......................     4,359     2,717      3,559     2,719
  Depreciation and amortization.............................     7,170     3,340      4,600     3,262
  Transaction costs associated with merger(3)...............        --        --        355        --
  Other income, net.........................................      (169)     (406)      (603)     (130)
                                                              --------   -------   --------   -------
         Total operating expenses...........................   125,225    67,438     92,554    77,637
  Income before interest expense, income tax and
    extraordinary item......................................    17,662     9,445     12,814     9,956
INTEREST EXPENSE............................................     4,132     1,104      1,418     3,000
                                                              --------   -------   --------   -------
  Income before income tax and extraordinary item...........    13,530     8,341     11,396     6,956
INCOME TAX EXPENSE..........................................     4,059     2,720      3,719     2,174
                                                              --------   -------   --------   -------
  Income before extraordinary item..........................     9,471     5,621      7,677     4,782
EXTRAORDINARY ITEM(4).......................................        --        --         --      (911)
                                                              --------   -------   --------   -------
NET INCOME..................................................     9,471     5,621      7,677     3,871
LESS -- Net income applicable to preferred loan stock.......        --        --         --      (334)
                                                              --------   -------   --------   -------
NET INCOME APPLICABLE TO COMMON SHARES......................  $  9,471   $ 5,621   $  7,677   $ 3,537
                                                              ========   =======   ========   =======
PER SHARE DATA:
  Income before extraordinary item..........................  $   0.87   $  0.53   $   0.72   $  0.52
  Extraordinary item........................................        --        --         --     (0.11)
                                                              --------   -------   --------   -------
  Net income................................................  $   0.87   $  0.53   $   0.72   $  0.41
                                                              ========   =======   ========   =======
WEIGHTED AVERAGE SHARES OUTSTANDING.........................    10,884    10,667     10,691     8,594
                                                              ========   =======   ========   =======
BALANCE SHEET DATA(5):
Working capital.............................................  $ 38,015   $24,652   $ 25,205   $24,459
Total assets................................................   227,669    74,168     79,691    71,379
Long-term debt, including current maturities................   112,840    17,391     16,024    16,269
Shareholders' equity........................................    57,067    45,271     47,411    39,665

---------------

(1) Includes the operations of Scott Pickford beginning on March 1, 1997 and Saybolt beginning on May 1, 1997, the acquisitions of which were accounted for as purchases.
(2) Historical results have been restated to reflect the operations of ProTechnics, the acquisition of which on December 31, 1996 was accounted for as a pooling-of-interests.
(3) Transaction costs associated with the merger of ProTechnics.
(4) Extraordinary loss due to write-off of deferred debt costs and prepayment penalties related to retirement of debt using proceeds from the initial public offering.
(5) At end of period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and notes thereto incorporated by reference herein.

RESULTS OF OPERATIONS

     The following table sets forth certain percentage relationships based on the Company's consolidated statements of operations for the periods indicated; such table reflects the merger of ProTechnics on December 31, 1996 (accounted for as a pooling-of-interests) and the results of the acquisitions of Scott Pickford beginning March 1, 1997 and Saybolt beginning May 1, 1997 (accounted for as purchases). See "Business -- Acquisitions."

                                                                                        % INCREASE (DECREASE)
                                                      NINE MONTHS                    ----------------------------
                                                         ENDED        YEAR ENDED      NINE MONTHS
                                                     SEPTEMBER 30,   DECEMBER 31,        ENDED        YEAR ENDED
                                                     -------------   -------------   SEPTEMBER 30,   DECEMBER 31,
                                                     1997    1996    1996    1995    1997 VS 1996    1996 VS 1995
                                                     -----   -----   -----   -----   -------------   ------------
Revenues:
  Services.........................................   85.6%   76.4%   76.4%   71.3%      108.2           28.9
  Sales............................................   14.4    23.6    23.6    28.7        13.5           (1.0)
                                                     -----   -----   -----   -----
        Total revenues.............................  100.0%  100.0%  100.0%  100.0%       85.9           20.3
                                                     =====   =====   =====   =====
Operating expenses:
  Costs of services................................   66.6%   61.0%   61.5%   58.2%      102.8           27.1
  Costs of sales...................................   13.1    19.3    18.8    23.7        25.8           (4.7)
  General and administrative expenses..............    3.1     3.5     3.4     3.1        60.4           30.9
  Depreciation and amortization....................    4.9     4.4     4.4     3.7       114.7           41.0
  Transaction costs associated with merger ........     --      --     0.3      --       *              *
  Other income, net................................   (0.1)   (0.5)   (0.6)   (0.1)      (58.4)         *
                                                     -----   -----   -----   -----
        Total operating expenses...................   87.6    87.7    87.8    88.6        85.7           19.2
Income before interest expense, income tax and
  extraordinary item...............................   12.4    12.3    12.2    11.4        87.0           28.7
Interest expense...................................    2.9     1.5     1.4     3.4       274.3          (52.7)
                                                     -----   -----   -----   -----
Income before income tax and extraordinary item....    9.5    10.8    10.8     8.0        62.2           63.8
Income tax expense.................................    2.9     3.5     3.5     2.5        49.2           71.1
                                                     -----   -----   -----   -----
Income before extraordinary item...................    6.6%    7.3%    7.3%    5.5%       68.5           60.5
                                                     =====   =====   =====   =====

---------------

* Percentage not meaningful.

  Nine Months Ended September 30, 1997 and 1996

     Services revenue for the nine-month period ended September 30, 1997 increased 108.2% to $122.3 million. The increase was primarily due to (i) increased worldwide demand for reservoir core and fluids analysis and (ii) additional revenue attributable to the March 1, 1997 acquisition of Scott Pickford and the May 12, 1997 acquisition of Saybolt.

     Sales revenue for the nine month period ended September 30, 1997 was up 13.5% to $20.6 million compared to the prior year. The increase was primarily attributed to the acquisition of Scott Pickford's manufacturing division and was slightly off-set by decreased sales of integrated octane-measuring and process analyzer systems due to a weaker U.S. refining market.

     Costs of services as a percentage of services revenue for the nine months ended September 30, 1997 improved slightly compared to a year ago, due to improved cost savings and efficiencies.

     Costs of sales as a percentage of sales revenue for the nine months ended September 30, 1997 weakened compared to a year ago due to increased sales of lower margin products.

     General and administrative expenses for the nine months ended September 30, 1997 increased $1.6 million as compared to the corresponding period in 1996. The increase was primarily due to increased personnel costs and administrative expenses due to the Company's growth through acquisitions; however, such expenses decreased as a percent of revenues. The Company's ongoing program to maintain tight controls over expenses has resulted in maintaining general and administrative expenses as a percentage of sales under 4%.

     Depreciation and amortization expense for the nine months ended September 30, 1997 increased $3.8 million as compared to the same period in 1996, due primarily to the acquisitions of Scott Pickford and Saybolt.

     Interest expense for the nine months ended September 30, 1997 increased $3.0 million as compared to 1996. The increase was primarily due to the additional borrowings used to finance the Saybolt and Scott Pickford acquisitions.

     The Company's effective income tax rate was approximately 30% for the nine months ended September 30, 1997 as compared to 32.6% for the nine months ended September 30, 1996.

  Years Ended December 31, 1996 and 1995

     Total revenue for 1996 was $105.4 million, an increase of 20.3% from $87.6 million in the prior year. Revenue gains of 28.9% were realized by the Company's services operations for 1996 compared to 1995. Services revenue primarily increased as a result of (i) increased demand for reservoir core and fluids analysis, (ii) increased demand for tracing and logging services and (iii) additional revenue from the December 1995 acquisition of PACE Incorporated analytical laboratories ("PACE") and the January 1996 acquisition of Gulf States Analytical, Inc. ("GSAI"). Sales revenue for 1996 was comparable to 1995.

     The combined cost of services and sales as a percentage of revenue for 1996 improved slightly compared to the previous year due to improved cost savings and efficiencies.

     General and administrative expenses increased $0.8 million in 1996 to $3.6 million. The increase was primarily attributable to costs associated with being a publicly traded company and increased personnel costs due to growth. The Company's ongoing program to maintain tight controls over expenses has resulted in maintaining general and administrative expenses as a percentage of sales under 4%. As a percentage of net sales, general and administrative expenses were 3.4% and 3.1% for 1996 and 1995, respectively.

     Depreciation and amortization expense for 1996 increased to $4.6 million from $3.3 million in 1995 primarily due to capital expenditures for new equipment and the acquisitions of Pastech, Inc., PACE and GSAI.

     Transaction costs totaling $0.4 million associated with the ProTechnics merger, which was accounted for as a pooling-of-interests, were expensed in the fourth quarter of 1996 and primarily consist of legal, accounting and investment banking fees.

     Other income for 1996 increased $0.5 million from 1995 due primarily to (i) remuneration of $0.3 million from the State of California for property taken through rights of eminent domain in connection with road construction and (ii) exchange gains on transactions denominated in foreign currencies.

     Interest expense decreased 52.7% to $1.4 million for 1996 compared to $3.0 million in 1995, due to a reduction in debt after the Company's initial public offering of 2.8 million Common Shares in September 1995.

     The Company's effective income tax rate was 32.6% and 31.3% in 1996 and 1995, respectively. The Company's tax rate is less than the statutory rate of 35% in The Netherlands, primarily as a result of lower tax rates and export sales benefits in countries where the Company operated through subsidiaries, and is partially offset by state and provincial taxes.

LIQUIDITY AND CAPITAL RESOURCES

     On May 12, 1997 the Company entered into the Credit Facility, which was used to finance the acquisitions of Saybolt and Scott Pickford, as well as refinance a previous credit facility. The Credit Facility provides for (i) a term loan of $55 million, (ii) a term loan denominated in British pounds having a U.S. dollar equivalency of $15 million, (iii) a committed revolving debt facility of $50 million and (iv) a Netherlands guilder denominated revolving debt facility with a U.S. dollar equivalency of $5 million. Loans under the Credit Facility will generally bear interest from LIBOR plus 0.75% to a maximum of LIBOR plus 1.75%. The term loans require quarterly principal payments beginning March 31, 1999 with the final principal payment due June 30, 2002. The revolving debt facilities require interest payments only, until maturity on June 30, 2002. The terms of the Credit Facility require the Company to meet certain financial covenants, including certain minimum equity and cash flow tests.

     The Company has generally funded its activities from cash flow from operations, although the Company financed substantially all of the purchase price for the acquisitions of Saybolt and Scott Pickford with borrowings under the Credit Facility. At September 30, 1997, the Company had working capital of $38.0 million (of which $8.8 million was cash and short-term investments) and a current ratio of 1.8 to 1.0 compared to working capital of $25.2 million (of which $2.9 million was cash and short-term investments) and a current ratio of
2.5 to 1.0 at December 31, 1996. The Company is a holding company that conducts substantially all of its operations through subsidiaries. Consequently, the Company's cash flow is wholly dependent upon the ability of its subsidiaries to pay cash dividends or otherwise distribute or advance funds to the Company. All of the Company's material subsidiaries are guarantors or co-borrowers under the Credit Facility.

     The Company expects to fund any future acquisitions primarily through a combination of working capital, cash flow from operations, bank borrowings (including the Credit Facility) and issuance of additional equity. Although the Credit Facility imposes certain limitations on the incurrence of additional indebtedness, in general the Company will be permitted to assume, among other things, indebtedness of acquired businesses, subject to compliance with the financial covenants of the Credit Facility.

     The Company anticipates that its cash flow from operations will provide cash in excess of the Company's normal working capital needs and planned capital expenditures for property, plant and equipment. Capital expenditures for the first nine months of 1997 were $10.4 million and for 1996 totaled $6.3 million. The Company used existing cash and borrowed approximately $107 million under the Credit Facility to fund (i) $67.0 million paid in connection with the Saybolt Acquisition, and (ii) to retire approximately $31.1 million of its existing indebtedness ($15.1 million of which had been incurred in connection with the Company's acquisition of Scott Pickford). The Company issued 1.1 million Common Shares in December 1996 to consummate the ProTechnics merger.

     Due to the relatively low levels of inflation experienced in 1995, 1996 and 1997 inflation has not had a significant effect on the Company's results of operations in recent periods.

OTHER MATTERS

     The Company believes that the occurrence of the year 2000 will not cause any material operating problem or liability for the Company or any of its subsidiaries and that its software is "year 2000 compliant" in all material respects.

                                    BUSINESS

GENERAL

     The Company is one of the leading providers of petroleum reservoir description data and production management services for maximizing hydrocarbon recovery from new and existing fields. The Company's customers include major, independent, national and international oil and gas producers. The Company is the world's largest provider of petroleum reservoir rock and fluids analyses and multidisciplinary reservoir description studies. The Company is also a leading provider of field services evaluating the efficiencies of well completions and the effectiveness of enhanced oil recovery projects. In addition, the Company manufactures and sells petroleum reservoir rock and fluid analysis instrumentation and other integrated systems. Currently, the Company operates over 70 facilities in over 50 countries and has approximately 3,000 employees.

BACKGROUND

     The Company was established in 1936 and operated as a division of WAII from 1987 to 1994. On September 30, 1994, a group of investors, including 14 members of management, purchased the business and substantially all of the assets of the Core Laboratories division from WAII. In September 1995, the Company issued 2,800,000 Common Shares at $12.00 per share in an initial public offering and commenced trading on the Nasdaq Stock Market.

BUSINESS STRATEGY

     The Company's business strategy is to continue the expansion of its operations through (i) continued development of proprietary hydrocarbon production enhancement technologies, services and products through client-driven research and development, (ii) expanded technology services and product lines offered throughout the Company's global infrastructure, and (iii) acquisition of complementary businesses that add key technologies or market presence and enhance existing products and services.

  Client-Driven Research and Development

     The Company's research and development strategy is designed to maintain and enhance its market leadership position in its principal businesses by emphasizing the development of technology, services and products to meet the needs of its customers, who are continually seeking to lower their costs of finding, developing, producing and refining hydrocarbons. The Company's strategy reflects the trend towards increased utilization of advanced technologies to enhance the efficiency of development drilling, reduce the costs associated with production of known reserves, maximize the efficiency of secondary and tertiary recovery techniques, and reduce finding and development costs for new reserves. While the aggregate number of wells being drilled per year has remained relatively constant in recent years, oil and gas producers have increased expenditures on high-technology services, including advanced reservoir rock and fluids analyses, that assist in the development of more complete and comprehensive analyses of reservoir characteristics and hydrocarbon fluids. The Company will continue to concentrate on developing technologies related more to development and production efficiencies, as opposed to those related to the more volatile exploration sector of the oil and gas industry.

  International Expansion of Services and Products

     Another component of the Company's business strategy is to broaden the spectrum of services and products offered to its clients internationally. This goal is expected to be accomplished through the integration of the services and products acquired by the Company through the transactions described below into many of the Company's over 70 offices located in more than 50 different countries. Management believes this integration will expand the related markets served by ProTechnics, Scott Pickford, Saybolt and other businesses acquired in the future.

  Acquisitions

     The Company continually reviews potential acquisition possibilities in existing or related business areas to add key technologies, enhance market presence or complement existing businesses. The recent acquisitions of ProTechnics, Scott Pickford and Saybolt and the anticipated acquisition of Stim-Lab reflect the Company's desire to broaden the services offered to its clients.

     ProTechnics Merger. On December 31, 1996, the Company issued approximately
1.1 million Common Shares in exchange for substantially all of the outstanding stock of ProTechnics. ProTechnics, headquartered in Houston, Texas, is one of the leading providers of services that measure the effectiveness of well stimulations and completions utilizing its proprietary ZeroWash(R) and SpectraScan(R) technologies. ProTechnics is also the leader in determining the efficiencies of enhanced recovery projects through field tracer surveys. ProTechnics revenues totaled $11.6 million, $7.5 million and $6.5 million for fiscal 1996, 1995, and 1994, respectively.

     Scott Pickford Acquisition. On March 1, 1997, the Company acquired control of a majority of the outstanding shares of Scott Pickford. The Company has since acquired the remaining shares; the total consideration paid for Scott Pickford was approximately $15.1 million. Scott Pickford provides petroleum reservoir management, geoscience, geophysical and engineering services to its customers. Scott Pickford reported revenues of $13.2 million, $13.3 million and $7.5 million for its fiscal years ended March 31, 1996, 1995, and 1994, respectively. The acquisition was financed through borrowings, accounted for using the purchase method of accounting and resulted in approximately $12.2 million of goodwill which is being amortized over a 40-year period. Scott Pickford's results of operations are included with those of the Company beginning March 1, 1997.

     Saybolt Acquisition. On May 12, 1997, the Company consummated the Saybolt acquisition for $67 million in cash and the assumption of $5 million of net debt. Saybolt provides analytical and field services to characterize properties of crude oil and petroleum products to the oil industry. Saybolt operates in over 50 countries, including an existing presence in the Commonwealth of Independent States, which will provide the operating experience and base from which the Company can offer reservoir description and production management services. Saybolt reported revenues of $105.4 million, $97.8 million and $90.3 million in 1996, 1995 and 1994, respectively. The transaction was accounted for using the purchase method which resulted in approximately $60.6 million of goodwill which is being amortized over a 40-year period. Financing for the transaction was provided through the Credit Facility (see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources"). Saybolt's results of operations are included with those of the Company beginning on May 1, 1997.

  Impact of Business Strategy

     The Company believes that the implementation of these strategies has already contributed to the significant increase in income before interest expense, income tax and extraordinary item to $17.7 million for the nine months ended September 30, 1997 from $9.4 million for the nine months ended September 30, 1996, and $7.4 million for the nine months ended September 30, 1995.

RECENT DEVELOPMENTS

  Pending Stim-Lab, Inc. Merger

     On October 22, 1997, the Company signed a letter of intent to acquire the outstanding shares of Stim-Lab in exchange for approximately 230,000 Common Shares. Stim-Lab, with additional offices in Houston, Texas and Edinburgh, Scotland, is a leading provider of analytical and field services used to maximize the efficiencies and effectiveness of petroleum reservoir stimulations. Currently,

Stim-Lab heads four industry consortia which evaluate fracture proppants, gels, acid stimulations and horizontal well completions. Both Core Laboratories and ProTechnics utilize results from these consortia to better design well completion and stimulation programs.

  Two-for-One Stock Split

     On October 22, 1997, the Company announced a two-for-one split of the outstanding Common Shares, payable on December 19, 1997 to shareholders of record as of the close of business on December 1, 1997.

OPERATIONS

     The Company derives its revenues from services and sales to customers primarily in one industry segment, the oil and gas industry, and conducts its business through two closely related operations:

  Services

     The Company provides reservoir rock and fluids analyses; field services to evaluate the effectiveness of well completions, stimulations and enhanced oil recovery projects; geological and geophysical engineering; and analysis of water, soil and air samples for organic and inorganic contaminants. Typically, rock and fluids samples are collected from wells drilled into known or potential petroleum reservoirs and sent to the Company for analyses. These analyses accurately measure the petrophysical properties of the rocks and pressure-volume-temperature relationships of the reservoir fluids to help determine the commercial viability of the hydrocarbon accumulation, and to develop a production program that maximizes ultimate hydrocarbon recovery. The data also are used to calibrate and validate wireline logs that may be used to estimate certain properties of the reservoir. Without measured calibration data, wireline log estimates can produce erroneous values which could lead to incorrect decisions regarding the development or abandonment of hydrocarbon accumulations.

     The data generated by the Company's analyses are used during all stages of the well cycle from exploration to primary and secondary production and decisions concerning the abandonment of a property. Recent advances in drilling and coring technologies have significantly reduced the cost of retrieving core samples from reservoirs. The Company expects these developments to lead to increased use of reservoir data obtained from rock core sample analyses. The data generated by the Company's analyses also provide information that is used to improve the processing and interpretation of 2-D and 3-D seismic programs and management believes such data will be used as a component of reservoir production management based on emerging 4-D seismic technologies. Oil and gas producers have been increasing expenditures for analytical services to reduce their risks in developing and producing oil and gas reservoirs, and lower their costs of finding, developing and producing oil and gas.

     The most basic analyses of rock properties provided by the Company measure porosity and permeability, which determine the storage and flow capacities of potential reservoirs. In addition to basic measurements, which are made at surface conditions, the Company is increasingly providing technologically advanced analyses of reservoir rock and fluids involving the simulation of the reservoir's actual subsurface conditions. The Company also performs advanced analyses of reservoir fluids at varying pressure and temperature conditions to determine their physical and chemical properties at various points during the producing life of a field.

     As a result of the ProTechnics merger, the Company provides field services used to design and measure the effectiveness of well completion and stimulation programs and to maximize the hydrocarbon yields of enhanced recovery projects. The services offered by ProTechnics are field extensions of the laboratory studies of reservoir rocks and fluids conducted by Core Laboratories. As a result of the Scott Pickford acquisition, the Company provides solutions from designing the well completion, stimulation or enhanced recovery project to measuring the performance in the field. Demand for these services has been increasing, especially internationally, as oil and gas companies put more emphasis on producing incremental amounts of hydrocarbons from established fields.

     ProTechnics is one of the leading providers of services that measure the effectiveness of well stimulations and completions utilizing its proprietary ZeroWashH and SpectraScanH technologies. ProTechnics is also the leader in determining the efficiencies of enhanced recovery projects through field tracer surveys. The Company is currently developing electromagnetic wireless communication tools that can be used to monitor various bottom hole well conditions during completion or production operations, as well as measurement while drilling (MWD) systems. ProTechnics has won Special Meritorious Engineering Awards for its innovative technologies in three of the past four years at the annual Offshore Technology Conference (OTC). Core Laboratories employs these new technologies to complement laboratory services associated with the prevention of formation damage, phase behavior relationships of downhole reservoir fluids, and better design of water or miscible floods for enhanced recovery projects.

     The Company also provides analytical testing of petroleum products, including octane testing and the analysis of crude oil, natural gas, lubricants, greases and other petroleum products and chemicals. The Company's services operation serves a diverse customer base including oil and gas exploration and production companies; petroleum refineries and processors; and engineering and consulting firms.

     The Company adheres to the strict quality standards that are demanded by various in-house and proprietary procedures, as well as standards established by the American Society of Testing and Materials (ASTM), which are used in a variety of petroleum services analyses. Management believes the Company demonstrates its commitment to quality by providing resources, money, time and education to maintain its reputation as a high-quality provider of high-technology analytical and consulting services. All of the Company's laboratories participate in its internal quality improvement process, which is designed to ensure that customer and regulatory requirements are met.

     Ongoing research and development is an important part of the Company's services operations. The Company has in the past committed significant resources to research and development and anticipates that it will continue to do so in the future. Over the years, the Company has made a number of technological advances, including the development of key technologies utilized in the Company's laboratories. Substantially all of the new technologies have resulted from requests and guidance from the Company's clients, especially major oil companies.

     Services are offered worldwide through the Company's technology network of over 70 sales, service and laboratory facilities located in over 50 countries. Services accounted for approximately 86%, 76%, 76% and 71% of the Company's total revenues for the nine months ended September 30, 1997 and 1996 and the fiscal years ended December 31, 1996 and 1995, respectively.

  Sales

     The Company's sales operation complements its services operation. The Company designs and manufactures a wide range of laboratory instrumentation and equipment for reservoir rock and fluids analyses, including a majority of the proprietary equipment used in the Company's services facilities. The sale of the Company's proprietary equipment to non-competing customers has generated additional revenues for its services operation by maintaining and enhancing customer relations and generating demand for complementary services. The Company is the world's leading supplier of integrated octane measurement systems, equipment and services for refineries and laboratories. The Company has no significant competitor in this market. The full range of products and services includes on-line process and laboratory equipment, engineering services, and education programs to refineries throughout the world.

     The Company also provides process analyzer systems that are used for the measurement, analysis and monitoring of various process streams in the refining, petrochemical and chemical industries. The Company's process analyzer systems are provided on a turnkey basis, which includes engineering and design, material procurement, assembly, piping/tubing, wiring, testing and documentation. On-site field installation, startup/commissioning, and customer training are provided by the Company's experienced technical representatives.

     The Company currently offers its products worldwide through 11 domestic and international facilities, including five that perform manufacturing operations. Sales revenue accounted for approximately 14%, 24%, 24% and 29% of the Company's total revenues for the nine months ended September 30, 1997 and 1996 and the fiscal years ended December 31, 1996 and 1995, respectively.

     The sales backlog at September 30, 1997 was approximately $14.0 million compared with $9.6 million and $9.3 million at December 31, 1996 and 1995, respectively.

MARKETING AND SALES

     The Company markets and sells its services and products through a combination of print advertising, technical seminars and trade shows, sales personnel and representatives. Print advertising is placed on a regular basis in trade and technical magazines targeted to the Company's customers. Direct sales and marketing are carried out by the Company's integrated sales force and operating managers and enhanced by sales representatives and distributors in various markets where the Company does not have offices.

RESEARCH AND DEVELOPMENT

     The market for the Company's products and services is characterized by changing technology. As a result, the Company's success is dependent upon its ability to develop new products and services on a cost-effective basis and to introduce them into the marketplace in a timely manner. The Company intends to continue committing substantial financial resources and effort to the development of new products and services.

PATENTS AND TRADEMARKS

     The Company believes its patents, trademarks and other intellectual property rights are an important factor in maintaining its technological advantage. Typically, the Company will seek to protect its intellectual technology in all jurisdictions where the Company believes the cost of such protection is warranted.

INTERNATIONAL OPERATIONS

     The Company operates facilities in over 50 countries. The Company's non-U.S. operations accounted for approximately 55%, 36% and 40% of the Company's revenues during the nine months ended September 30, 1997 and fiscal years ended December 31, 1996 and 1995, respectively. The Company's business is subject to various risks beyond its control, such as instability of foreign economies and governments, currency fluctuations, overlap of different tax structures, and changes in laws and policies affecting trade and investment. Any of such factors might cause facilities in some countries to become unprofitable, possibly resulting in the closing of such facilities. The Company attempts to limit its exposure to foreign currency fluctuations by limiting the amount which its foreign contracts are denominated in a currency other than U.S. dollars to an amount generally equal to expenses expected to be incurred in such foreign currency. The Company has not historically engaged in and does not currently intend to engage in any significant hedging or currency trading transactions designed to compensate for adverse currency fluctuations.

ENVIRONMENTAL REGULATION

     The Company's operations use many chemicals and gases and the Company is subject to a variety of federal, state, local and foreign laws and regulations related to the use, storage, discharge and disposal of such chemicals and gases and other emissions and wastes. Consistent with the Company's quality assurance and control principles, the Company has established proactive environmental policies with respect to the handling and disposal of such chemicals, gases, emissions and waste materials from its operations. The Company has engaged outside consultants to audit its environmental activities and has implemented health and safety education and training programs. The Company has not suffered material environmental claims in the past. Management believes that the Company's operations are in substantial compliance with applicable environmental laws and regulations, and that continued compliance with existing requirements will not have a material adverse effect on the Company. However, public interest in the protection of the environment has increased dramatically in recent years and the Company anticipates that the trend of more expansive and stricter environmental laws and regulations will continue, the occurrence of which may result in increased capital expenditures or operating expenses by the Company.

COMPETITION

     The businesses in which the Company operates are highly competitive. Several of the Company's competitors are divisions or subsidiaries of companies that are substantially larger and have greater financial and other resources than the Company. While no one company competes with the Company in all of its product and service lines, the Company faces significant competition, primarily from independent, regional companies. The Company competes in different product and service lines to various degrees on the basis of price, technical performance, availability, quality, and technical support. The Company's ability to compete successfully depends on elements both within and outside of its control, including successful and timely development of new products and services, performance and quality, customer service, pricing, industry trends, and general economic trends.

EMPLOYEES

     As of September 30, 1997, the Company had approximately 3,000 employees. The Company does not have any material collective bargaining agreements and considers relations with its employees to be good.

                                   MANAGEMENT

     The Company's Amended and Restated Articles of Association (the "Articles of Association") provide for one or more Supervisory Directors. The Company's Supervisory Board is classified into three classes, with the directors of each class having staggered three-year terms. The members of the Supervisory Board are proposed by the Supervisory Board and elected at the general shareholders' meeting by a majority of the votes cast at the meeting. The shareholders may override the proposal of the Supervisory Board by vote of two-thirds of the votes cast at the meeting if more than one-half of the outstanding share capital is present or represented. The members of the Supervisory Board appoint a chairman of the Supervisory Board from among the members of the Supervisory Board. Resolutions of the Supervisory Board generally require the approval of a majority of its members. The Supervisory Board meets upon request by its Chairman or two or more of its members.

     Members of the Supervisory Board must retire no later than at the ordinary general meeting of shareholders held after a period of three years following their appointment, but may be re-elected. In addition, as required by Netherlands laws, a member of the Supervisory Board must retire at the ordinary general meeting of shareholders held in the year in which he reaches the age of
72. The Company currently has nine Supervisory Directors. Pursuant to the Articles of Association, members of the Supervisory Board may be suspended or dismissed by the general meeting of shareholders. The Supervisory Board may make a proposal to the general meeting of shareholders for the suspension or dismissal of one or more of its members. The members of the Supervisory Board may receive such compensation as may be authorized by the Supervisory Board.

     The information set forth below includes the names, ages, principal occupations and length of service of each of the Supervisory Directors and executive officers, as well as any other directorships held by them.

             NAME                AGE                             POSITION
             ----                ---                             --------
Bob G. Agnew...................  66    Supervisory Director
Richard L. Bergmark............  44    Chief Financial Officer, Treasurer and Supervisory Director
David M. Demshur...............  42    President, Chief Executive Officer and Supervisory Director
John D. Denson.................  40    Vice President, General Counsel and Secretary
Joseph R. Perna................  54    Senior Vice President and Supervisory Director
Frerik Pluimers................  50    Supervisory Director
Timothy J. Probert.............  45    Supervisory Director
James A. Read..................  47    Supervisory Director
Jacobus Schouten...............  44    Supervisory Director
Stephen D. Weinroth............  58    Chairman of the Supervisory Board and Supervisory Director

     Bob G. Agnew was, until his retirement in January of 1994, Manager of Drilling for International Operations for Exxon Company International (a division of Exxon Corporation) and a member of the Production Advisory Committee of Exxon Production Research Company. Mr. Agnew is a member of the Society of Petroleum Engineers and has served on its Drilling Technical Committee. He has served as a Supervisory Director since 1995.

     Richard L. Bergmark joined WAII as Treasurer in 1987. In 1991, he became the Area Manager for Finance and Administration for Europe, Africa and the Middle East operations of Western Geophysical, and in 1994 he became Chief Financial Officer of the Company. Mr. Bergmark presently serves as Chief Financial Officer, Treasurer and a Supervisory Director of the Company. He has served as a Supervisory Director since 1995.

     David M. Demshur joined the Company in 1979 and has held various operating positions since that date, including Manager of Geological Sciences, Vice President of Europe, Africa and the Middle East in 1989, Senior Vice President of Petroleum Services in 1991 and President in 1994. Mr. Demshur presently serves as President, Chief Executive Officer and a Supervisory Director of the Company. He has served as a Director since 1994. Mr. Demshur is a member of the Society of

Petroleum Engineers, the American Association of Petroleum Geologists, Petroleum Exploration Society of Great Britain and the Society of Core Analysts Section of the Society of Professional Well Loggers Association.

     John D. Denson joined WAII as Division Counsel in 1992, with responsibility for the Core Laboratories division. Mr. Denson presently serves as Vice President, General Counsel and Secretary of the Company and is a member of the State Bar of Texas.

     Joseph R Perna joined the Company as General Manager in 1985 and has held various operating positions since that date. In 1991, he was promoted to Senior Vice President, with responsibility for certain Laboratory Services operations and the Technology Products Division. Mr. Perna presently serves as Senior Vice President and a Supervisory Director of the Company. He has served as a Supervisory Director since 1995.

     Frerik Pluimers joined Saybolt in 1973 as Laboratory Manager of one of its subsidiaries. In 1978, he became General Manager of such subsidiary. In 1982, he became Managing Director of a different Saybolt subsidiary, and in 1992 he became the President and Chief Executive Officer of Saybolt, the title he maintains as of the date hereof. Mr. Pluimers also serves as Honorary Consul of the Republic of Gambia in The Netherlands. He has served as a Supervisory Director since May 1997.

     Timothy J. Probert has served as the President of Baker Hughes, Inteq (a business unit of Baker Hughes Inc., a diversified oil service company ("Baker Hughes")) since September 1996 and Vice President of Baker Hughes since March 1994. He joined Baker Hughes in 1972, where he has held various management positions, including Vice President of Drilling and Evaluation Technology for Baker Hughes Inteq, President of Eastman Teleco, President of Millwork Drilling Fluids and Vice President of Marketing for Baker Sand Control. Mr. Probert has served as a Supervisory Director since 1995.

     James A. Read is a member of the board of directors of Mezzanine Management Limited, the firm which serves as the investment advisor to First Britannia Mezzanine N.V. ("First Britannia") since First Britannia's formation in 1988. First Britannia is an investment company whose funds are provided by institutional investors, and it has been a mezzanine lender to, and investor in, the Company since the purchase of the Company from WAII in 1994. Mr. Read has been a Director of the Company since the purchase from WAII and is also a member of the board of directors of The British Printing Company Limited, CB Holdings SA, Page One Ltd., Western Sky, Inc., ITEQ, Inc., JJI, Inc. and Wellington Holdings Plc.

     Jacobus Schouten has been an executive officer of First Britannia since 1989. Mr. Schouten has been a Director of the Company since 1994, and he is a member of the board of directors of various European companies, including CB Holdings SA.

     Stephen D. Weinroth is a Partner of Andersen, Weinroth & Co., L.P., an investment firm, and a Managing Director of First Britannia, which position he has held since its inception in 1988. From 1993 to 1995, he served as Co-Chairman and Co-Executive Officer of VETTA Sports, Inc., an international bicycle parts and accessories producer and distributor. Mr. Weinroth has been a Director since 1994, the Chairman of the Supervisory Board since 1995 and is a member of the board of directors of Hovnanian Enterprises, Inc., a publicly-traded homebuilder, and Norbank.

                          DESCRIPTION OF SHARE CAPITAL

     Core Laboratories was organized under the law of The Netherlands by Deed of Association dated August 4, 1994. Set forth below is a summary of certain provisions contained in the Articles of Association and the law of The Netherlands. Such summary does not purport to be complete statements of the Articles of Association and the law of The Netherlands and is qualified in its entirety by reference to the Articles of Association and such law.

     The authorized share capital of Core Laboratories is NLG 990,000, consisting of 30,000,000 Common Shares, each with a par value of NLG 0.03, and 3,000,000 Preference Shares, each with a par value of NLG 0.03 (Common Shares and Preference Shares are sometimes collectively referred to herein as "Shares"). As of September 30, 1997, 10,622,612 Common Shares were outstanding. Common Shares and Preference Shares will be issued in registered form only. The Transfer Agent and Registrar for the Common Shares is American Stock Transfer Company.

COMMON SHARES

     Each shareholder of record is entitled to one vote for each Common Share held on every matter submitted to a vote of shareholders. In the event of the liquidation, dissolution or winding up of the Company, and subject to the liquidation preference of holders of Preference Shares, if any, holders of Common Shares are entitled to receive, on a pro rata basis, all assets of the Company remaining available for distribution to the holders of Common Shares. The Articles of Association make no provision for cumulative voting and, as a result, the holders of a majority of the Company's voting power will have the power to elect all members of the Supervisory Board.

PREFERENCE SHARES

     No Preference Shares are outstanding. The Supervisory Board has the authority to issue Preference Shares from time to time for a period of five years from the date of the consummation of the offering, which period may be extended. If such Preference Shares are issued, holders thereof will be entitled to receive, when, as and if declared by the Supervisory Board, dividends at a rate to be determined by the Supervisory Board prior to any payment of dividends to the holders of Common Shares. In addition, the holders of Preference Shares may be entitled to a liquidation preference, payable in the event of any liquidation, dissolution or winding up of the Company after satisfaction of any indebtedness but before any distribution of assets is made to holders of Common Shares.

     Holders of Preference Shares will have a right to one vote for each Preference Share held on every matter submitted to a vote of shareholders and such holders will vote as a class on matters to be determined by the Supervisory Board. If issued, the Supervisory Board may designate that the Preference Shares may be converted into Common Shares under certain specified circumstances. Under Netherlands law, the Supervisory Board may also authorize the issuance of Preference Shares with payment to the Company of up to 75% of the par value of such Preference Shares being deferred until such time as it is called by the Company. Such issuance of Preference Shares may adversely affect, among other things, the voting, dividend and liquidation rights of holders of Common Shares. The issuance of Preference Shares may have the effect of delaying, deferring or preventing a change of control of the Company. The Supervisory Board has no present plans to issue any such Preference Shares.

SUMMARY OF CERTAIN OTHER MATTERS

  Issue of Shares

     The Company's shareholders have approved the issuance of up to an aggregate of 1,537,000 authorized but unissued Common Shares upon exercise of options in connection with the Company's 1995 Long-Term Incentive Plan, as amended, and the Company's 1995 Nonemployee

Director Stock Option Plan, as amended. Options have been granted under the 1995 Long-Term Incentive Plan to approximately 120 key employees.

  Preemptive Rights

     The Company's shareholders have also authorized the Supervisory Board to issue such additional authorized but unissued Common Shares as the Supervisory Board shall determine. Under the law of The Netherlands, such authorization can only be granted for a five-year period and will expire May 28, 2002, subject to future extension(s). Subject to the foregoing, under the Articles of Association, each holder of Common Shares shall generally have a preemptive right to subscribe with regard to any issue of Common Shares pro rata to the shareholder's existing holdings of Common Shares, except for certain issuances to employees and issuances for noncash consideration.

  Repurchase of Common Shares

     Subject to certain restrictions contained in the law of The Netherlands and the Articles of Association, the Company currently has the authority to acquire its own fully paid shares in an amount not to exceed 10% of the outstanding shares at any time in open market purchases at any price not to exceed $50.00 per share or its equivalent in other currencies. Such authorization, which has been granted by the shareholders, may not be granted for more than 18 months, and is currently valid through November 28, 1999. No such authorization will be required if the Company acquires shares in its own capital for the purpose of transferring the same to employees of the Company or of a group company under a scheme applicable to such employees, provided that such shares are officially listed on an exchange (including the Nasdaq Stock Market).

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Shares as of September 30, 1997, and as adjusted to give effect to the sale of the Common Shares offered hereby, by (i) each person known to the Company to be the beneficial owner of 5% or more of the outstanding Common Shares, (ii) each of the Company's supervisory directors, (iii) all of the Company's Supervisory Directors and executive officers as a group and (iv) each of the Selling Shareholders. Unless otherwise indicated, each person has sole voting and dispositive power over the Common Shares listed. See "Underwriting."

                                              COMMON SHARES                         COMMON SHARES
                                              OWNED PRIOR TO                         OWNED AFTER
                                                 OFFERING                            OFFERING(1)
                                           --------------------                  --------------------
                                           NUMBER OF               NUMBER OF     NUMBER OF
       SUPERVISORY DIRECTORS AND            COMMON                   SHARES       COMMON
          EXECUTIVE OFFICERS                SHARES      PERCENT    OFFERED(1)     SHARES      PERCENT
       -------------------------           ---------    -------    ----------    ---------    -------
Stephen D. Weinroth(2).................     300,425(3)    2.8             --      300,425(3)    2.5
David M. Demshur.......................     219,417(4)    2.1             --      219,417(4)    1.8
Joseph R. Perna........................     135,375(5)    1.3             --      135,375(5)    1.1
Richard L. Bergmark....................      99,806(6)      *             --       99,806(6)      *
John D. Denson.........................      11,499(7)      *             --       11,499(7)      *
Timothy J. Probert.....................       3,000(3)      *             --        3,000(3)      *
Bob G. Agnew...........................       2,300(3)      *             --        2,300(3)      *
Frerik Pluimers........................       2,000         *             --        2,000         *
James A. Read..........................       2,000(3)      *             --        2,000(3)      *
Jacobus Schouten.......................          --        --             --           --        --
All Supervisory Directors and executive
  officers as a group..................     775,822(8)    7.3             --      775,822(8)    6.5
SELLING SHAREHOLDERS
First Britannia Mezzanine N.V..........    4,201,267     39.6      2,100,000     2,101,267     17.5
Juliet Challenger, Inc.(9).............     376,678       3.5        188,339      188,339       1.6
HCC Investments, Inc.(9)...............      58,449         *         29,224       29,225         *
ProTechnics II (Nevada), Inc.(10)......     219,289       2.1         19,000      200,289       1.7
The Trustees of Grinnell College.......       6,470         *          6,470           --        --
Robert Hurst(11).......................       2,744         *          2,744           --        --
Richard Lee Heine......................       3,994         *          1,000        2,994         *
Banner Partners........................         814         *            814           --        --
Bryco Investments......................         814         *            814           --        --
Hubert L. Brown, Jr....................         412         *            412           --        --
Greg T. Boser..........................       3,994         *            300        3,694         *
The Brown Children Trust #2(12)........         200         *            200           --        --
Brown Testamentary Trust(13)...........         200         *            200           --        --
Hillman 1985 Limited Partnership(9)....          20         *             20           --        --

---------------

  * Does not exceed 1.0%

 (1) Assuming that the Underwriters' over-allotment option is not exercised.

 (2) Mr. Weinroth, a Managing Director of First Britannia Mezzanine N.V., disclaims beneficial ownership of the Common Shares owned by such company.

 (3) Includes 2,000 shares which may be acquired within 60 days pursuant to outstanding stock options.

 (4) Includes 11,911 shares held in Mr. Demshur's 401(k) plan and 7,500 shares which may be acquired within 60 days pursuant to outstanding stock options.

 (5) Includes 15,688 shares held in Mr. Perna's 401(k) plan and 6,250 shares which may be acquired within 60 days pursuant to outstanding stock options.

 (6) Includes 13,137 shares held in Mr. Bergmark's 401(k) plan and 5,000 shares which may be acquired within 60 days pursuant to outstanding stock options.

 (7) Includes 832 shares held in Mr. Denson's 401(k) plan and 4,000 shares which may be acquired within 60 days pursuant to outstanding stock options.

 (8) Includes 30,750 shares which may be acquired within 60 days pursuant to outstanding stock options.

 (9) Juliet Challenger, Inc., HCC Investments, Inc. and the sole general partner of Hillman 1985 Limited Partnership are each indirect, wholly-owned subsidiaries of The Hillman Company, a private corporation engaged in diversified investments and operations. The Hillman Company is controlled by Henry L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette, Trustees of the Henry L. Hillman Trust, which Trustees share voting and dispositive power over the assets of The Hillman Company and its subsidiaries.

(10) ProTechnics II (Nevada), Inc. is owned by John W. Chisholm, who had been President and a Director of ProTechnics until the time of its acquisition by the Company on December 31, 1996, following which, he was appointed Vice President, Sales and Marketing of the Company's Petroleum Services Division and has continued to serve as President of ProTechnics.

(11) Mr. Hurst was a director of ProTechnics until December 31, 1996, following which, he has held no position with the Company.

(12) The Brown Children Trust #2, Hubert L. Brown, Jr., Trustee.

(13) Bayard H. Friedman, Mary Jane Johndroe and Hubert L. Brown, Jr., Trustees under the Will of H.L. Brown.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their representatives, BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc. and Morgan Keegan & Company, Inc. (together, the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the following respective number of Common Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
BT Alex. Brown Incorporated.................................  1,067,816
Bear, Stearns & Co. Inc.....................................    533,907
Credit Suisse First Boston Corporation......................    533,907
Morgan Keegan & Company, Inc................................    533,907
CIBC Oppenheimer Corp. .....................................     90,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     90,000
Goldman, Sachs & Co. .......................................     90,000
Howard, Weil, Labouisse, Friedrichs Incorporated............     90,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........     90,000
PaineWebber Incorporated....................................     90,000
Salomon Brothers Inc........................................     90,000
SBC Warburg Dillon Read Inc. ...............................     90,000
Smith Barney Inc. ..........................................     90,000
Rauscher Pierce Refsnes, Inc. ..............................     90,000
Johnson Rice & Company L.L.C. ..............................     60,000
Simmons & Company International.............................     60,000
Van Kasper & Company........................................     60,000
                                                              ---------
          Total.............................................  3,749,537
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the Common Shares offered hereby if any of such shares are purchased.

     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the Common Shares to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.94 per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After the Offering, the offering price and other selling terms may be changed by the Underwriters.

     The Company and First Britannia have granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 562,431 additional Common Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of Common Shares purchased by it in the above table bears to 3,749,537, and the Company and the Selling Shareholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Shares offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,749,537 shares are being offered.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company and the Selling Shareholders have agreed that they will not sell or offer any Common Shares or options, rights or warrants to acquire any Common Shares for a period of 90 days after the date of this Prospectus without the prior written consent of the Representatives, except for shares issued by the Company (i) in connection with acquisitions and (ii) pursuant to the exercise of options granted under employee stock plans. Further, the Company's Supervisory Directors and executive officers who beneficially own 775,822 shares in the aggregate have agreed not to directly or indirectly sell or offer for sale or otherwise dispose of any Common Shares for a period of 90 days after the date of this Prospectus without the prior written consent of the Representatives.

     In connection with the Offering, the Underwriters may purchase and sell the Common Shares in the open market. These transactions may include overallotment and stabilizing transactions, "passive" market making and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Shares and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Shares than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Shares sold in the Offering for their account may be reclaimed by the syndicate if such Common Shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Shares, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market or otherwise.

     As permitted by Rule 103 under the Exchange Act, certain Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Shares may make bids for or purchases of the Common Shares in the Nasdaq Stock Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the Common Shares may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the Common Shares at a price that exceeds the highest independent bid for the Common Shares by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

     Bankers Trust Company, an affiliate of BT Alex. Brown Incorporated, is a lender and the administrative agent under the Credit Facility and has received customary fees in connection therewith. The net proceeds of this Offering will be used to repay a portion of the Company's indebtedness under the Credit Facility. If the amount to be paid to Bankers Trust Company under the Credit Facility is equal to or exceeds 10% of the net proceeds of this Offering to the Company, the Offering will be conducted in accordance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.'s Conduct Rules. See "Use of Proceeds."

                                 LEGAL MATTERS

     Certain legal matters in connection with the offering made hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas, U.S. counsel to the Company. The validity of the Common Shares offered hereby is being passed upon for the Company by Nauta Dutilh, Rotterdam, The Netherlands, Netherlands counsel to the Company. Andrews & Kurth L.L.P., Houston, Texas, will serve as counsel to the Underwriters.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated by reference in this Prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants. In that report, that firm states that with respect to a certain subsidiary, its opinion is based on the report of other independent public accountants, namely Grant Thornton LLP. The consolidated financial statements referred to above have been incorporated by reference herein in reliance upon the authority of those firms as experts in giving said reports. The financial statements of Saybolt International B.V. incorporated in this Prospectus by reference to the Current Report on Form 8-K/A of Core Laboratories N.V. dated July 21, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates, or from the site maintained by the Commission on the Internet World Wide Web at http://www.sec.gov. In addition, copies of reports filed with the Commission may be inspected at the Nasdaq Stock Market, 80 Merritt Boulevard, Trumbull, Connecticut 06611.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Shares offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission by the Company pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus:

          (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, its Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997;

        (iii) the Company's Current Report on Form 8-K filed May 23, 1997; and

          (iv) the Company's Current Report on Form 8-K/A filed July 21, 1997.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN OR TELEPHONE REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO JACOBUS SCHOUTEN, CORE LABORATORIES N.V., HERENGRACHT 424, 1017 BZ AMSTERDAM, THE NETHERLANDS, TELEPHONE (31-20) 420-3191.

======================================================

     NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE COMMON SHARES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................    9
Capitalization........................   10
Price Range of Common Shares..........   11
Dividend Policy.......................   11
Selected Consolidated Financial
  Data................................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   16
Management............................   22
Description of Share Capital..........   24
Principal and Selling Shareholders....   26
Underwriting..........................   28
Legal Matters.........................   29
Experts...............................   30
Available Information.................   30
Incorporation of Certain Documents by
  Reference...........................   30

======================================================

======================================================
                                   3,749,537 SHARES
                                     [LOGO]
                             CORE LABORATORIES N.V.
                                 COMMON SHARES
                              -------------------

                                   PROSPECTUS
                              -------------------
                                 BT ALEX. BROWN

                           CREDIT SUISSE FIRST BOSTON

                            BEAR, STEARNS & CO. INC.

                         MORGAN KEEGAN & COMPANY, INC.
                               November 20, 1997
======================================================